1001 Fourth Avenue, Suite 4500 | Seattle, Washington 98154-1192
206.624.3600 Telephone | 206.389.1708 Facsimile
www.riddellwilliams.com
October 18, 2010
VIA EDGAR
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Red Lion Hotels Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 filed March 11, 2010 Proxy Statement on Schedule 14A filed April 15, 2010 File No. 1-13957
Dear Mr. Kluck:
We are providing on behalf of our client, Red Lion Hotels Corporation (the “Company”), the response of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 30, 2010 relating to the referenced filings of the Company.
The Company has supplied the supplemental information set forth in this letter for use herein, and has reviewed and approved all of the responses set forth herein to the Staff’s comments. For convenience, each of the Staff’s consecutively numbered comments is set forth in bold face, followed by the Company’s response.

Mr. Tom Kluck
Securities and Exchange Commission
October 18, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1A. Risk Factors
We are exposed to impairment risk of goodwill, intangibles and other long-lived assets, Page 10
1.	Please provide us with the summarized results (fair value of each segment) of your goodwill impairment testing that took place in October 2009 for each segment.
Response:
The Company tests for the impairment of goodwill annually as part of its broad recovery analysis of long-lived assets, goodwill and intangibles. The testing is performed annually as of October 1. That testing is updated as necessary upon the occurrence of events or changes in circumstances that indicate the associated carrying values may not be recoverable.
The Company tests goodwill for impairment by first comparing the book value of net assets to the fair value of the related operations. If the fair value is determined to be less than book value, a second step is performed to compute the amount of impairment. The first step of our analysis as of October 1, 2009 is summarized as follows:

	Goodwill	Net Carrying	Value of
Business Segment	Balance	Amount[1]	Segment
	(all balances in ‘000)

Hotels	$19,530	$157,442	$236,696	[2]
Franchise	$5,351	$9,320	$17,500	[3]
Entertainment	$3,161	$5,713	$8,000
Other	—	$12,070	$(60,198)[4]
For all three divisions, the value of the segment exceeded the net carrying amount and a second step was not necessary and no impairment of goodwill was noted. Fair value was estimated using discounted cash flows of reporting units and estimates of underlying value of real estate

[1]	Includes goodwill for the noted segment.

[2]	Represents estimated value of $369.0 million less direct debt of $79.5 million, company line of credit that is secured by a hotel property of $22.0 million, and trust preferred debt of $30.8 million. The fair value of net current assets and liabilities is immaterial to this assessment.

[3]	Represents estimated value for the segment with no debt assigned to the operations. The fair value of net current assets and liabilities is immaterial to this assessment.

[4]	Represents the value of the other segment which includes a retail real estate asset and corporate-level costs not allocated to the segments totaling approximately $5.5 million annually. The total valuation used for the Company’s equity in 2009 was $202.0 million.

Mr. Tom Kluck
Securities and Exchange Commission
October 18, 2010

where appropriate. Forecasts of future cash flow and real estate values used to develop fair value of its reporting units are based on management’s best estimate of future revenue and operating expenses and on knowledge or the specific assets. As of December 31, 2009 the Company updated its analysis and no indications of impairment were noted as of that date.
The opening sales price of the Company’s common stock on the New York Stock Exchange on October 1, 2009 was $5.75. The closing price on December 31, 2009 was $4.94. Trading prices in this range would imply an equity value of approximately $90 million to $105 million. The Company’s assessment of the fair value of its segments took this range of market values into consideration. However, it also took into consideration a discounted cash flow approach, stock volatility, the thinly traded nature of the Company’s common stock, an assessment of the value of underlying assets, and expectations about long-term industry performance. The Company’s complete assessment resulted in an implied value of equity of $202 million. On September 15, 2010, the closing sales price of the Company’s common stock was $8.05, and the Company continues to believe its expected cash flow supports an equity value in excess of that price.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Liquidity and Capital Resources, page 37
Operating Activities, page 38
2.	We note that your discussion of net cash provided by operations includes reference to what is essentially a non-GAAP measure, cash generated by operations. Non-GAAP measures are required to be in compliance with Item 10(e) of Regulation S-K. This at a minimum requires a reconciliation and disclosure about how this measure is used by management and how it is useful to an investor. Please tell us how management has determined this to be a meaningful and useful measure for investors.
Response:
Item 303 of Regulation S-K requires the Company to “discuss the registrant’s financial condition, changes in financial condition and results of operations.” This includes a requirement to discuss liquidity, the Company’s cash needs and, to the extent the discussion of historical results is relevant, the Company’s most recent cash flows. It is in the spirit of this portion of Item 303 that the Company included a discussion of liquidity and a statement of cash flows for the year-to-date period. For ease of understanding, the Company structured the discussion to correlate to the Consolidated Statements of Cash Flows included in Item 8 of the Form 10-K. This included a separate discussion of the reconciliation of net income to cash flow from operations and cash flows related to investing and financing activities.

Mr. Tom Kluck
Securities and Exchange Commission
October 18, 2010

The Company intended the term “cash generated from operations” to be a subtotal in that analysis on the way down to the total “net cash provided by operating activities” disclosed on the statement itself. It was intended to help the reader understand how cash flows from operations changed from the comparative period, not to represent an alternative measure of net cash provided by operating activities. In future filings, the Company will not include the term “cash generated from operations” or the subtotal it represents to avoid confusing the reader.
Proxy Statement on Schedule 14A, filed April 15, 2010
Compensation Discussion and Analysis, page 13
Elements of Our Compensation Program, page 14
3.	We note that you target compensation to the 50th percentile of your peer group. To the extent you awarded compensation to an executive officer that was above or below the targeted level of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the target. Additionally, please confirm you will include this disclosure in future filings.
Response:
The proxy statement discloses that the Company in 2008 used the 50th percentile of peer group and other industry compensation data as a “guideline” in determining base salaries and annual incentive award levels for its executives. The Company also considered other relevant factors with respect to each executive, including the following:
•	individual performance;

•	tenure with the Company as well as prior experience;

•	economic conditions;

•	retention considerations; and

•	the competitive labor market.
As stated in the proxy statement, the 2009 base salaries of all of the executives were set at a level 5% lower than in 2008, due to the difficult economic environment. The peer group and industry compensation data were not updated, and neither the 2008 data nor the other factors listed above were considered in establishing the 5% salary reduction. Rather, the reduction was based solely on the Company’s decision to reduce the base salaries of all salaried employees by 5%.
In future filings, the Company will expand its disclosure to specify the types of other factors that are taken into consideration in establishing the compensation of its executives.

Mr. Tom Kluck
Securities and Exchange Commission
October 18, 2010

Long-Term Equity Incentives, page 16
4.	We note that you award stock options and restricted stock units in the amount of 40 to 100% of the salaries of your executive officers. Please explain how you determine the amounts to grant to each of your executive officers. Please provide this disclosure in future filings and tell us how you intend to comply. Please refer to Item 402(b)(v) of Regulation S-K.
Response:
The compensation consulting firm retained by the Compensation Committee several years ago recommended that equity incentives awarded each year be targeted at 100% of base salary for the President and Chief Executive Officer, or CEO, and at 40% to 75% of base salary for the other executive officers. The CEO’s award of equity incentives for 2009 was based on this recommendation. For reasons of internal compensation parity, the Compensation Committee awarded equity incentives to the other executive officers at a level approximately equal to 40% of their respective base salaries.
The Company in future filings will disclose how the levels of these incentives are determined for each of the executive officers rather than just state a range of incentive percentages for all of the officers as a group.
Transactions with Related Parties, page 28
5.	We note that you have provided disclosure in Note 13 to the financial statements to the Form 10-K filed March 11, 2010, regarding related party transactions. Please advise why you have not provided disclosure regarding these transactions in this section.
Response:
In Note 13 to the consolidated financial statements included in the Form 10-K that was filed on March 11, 2010, the Company disclosed that it had business transactions in 2009 “in which the counterparty was considered a related party due to the relationships between the Company and the counterparty’s officers, directors and/or equity owners.” The total aggregate value of these transactions in 2009 was $0.2 million, which the Company did not consider significant to disclose at a transaction level. These transactions consisted of the following:

Mr. Tom Kluck
Securities and Exchange Commission
October 18, 2010

Transaction	Nature of Relationship	Amount

Leasing, management, and development fees to Goodale and Barbieri Company	Principal officer of Goodale and Barbieri Company is a brother of two of the Company’s directors	$93,000
Rent for office space	Chairman of the Board	13,000
Consulting fee	Shareholder, brother-in-law of two of the Company’s directors, and former executive officer	35,000
Other individually immaterial items	Various board members	44,000

		$185,000

In the 2010 proxy statement, the Company disclosed $51,000 of the related party transactions with Goodale and Barbieri Company on page 28 (the Company inadvertently failed to disclose the remaining $42,000 of those transactions). The office space rent paid for the Company’s Chairman of the Board was disclosed in the 2009 Director Compensation Table on page 25. None of the other related party items listed in the above table met the significance threshold that would have required disclosure under the proxy rules.
In Note 13 to the consolidated financial statements included in the Form 10-K that was filed on March 11, 2010, the Company also disclosed that it had a loan and cash balances with a bank whose chairman and chief executive officer was a member of the Company’s board of directors. At December 31, 2009, the cash and investments held with that bank totaled $0.1 million and the loan balance was $1.4 million. Net interest expense related to those balances in 2009 was $0.1 million. In the 2010 proxy statement, the Company disclosed these transactions on page 13 under Compensation Committee Interlocks and Insider Participations.
* * * * * * *
We are attaching to this letter as Annex A a statement containing the acknowledgments (.i.e. Tandy language) that you have requested. The statement was signed on behalf of the Company by Anthony F. Dombrowik, its Senior Vice President, Chief Financial Officer.

Mr. Tom Kluck
Securities and Exchange Commission
October 18, 2010

Please contact the undersigned at (206) 389-1519 with any questions concerning this letter. In addition, we request that you advise us when the Staff has completed its review of the filings.

Very truly yours,
/s/ Frank C. Woodruff
Frank C. Woodruff
of RIDDELL WILLIAMS p.s.

Our File: 34402.00043

ANNEX A
October 15, 2010
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Red Lion Hotels Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 filed March 11, 2010 Proxy Statement on Schedule 14A filed April 15, 2010 File No. 1-13957
Dear Mr. Kluck:
The undersigned is the Senior Vice President, Chief Financial Officer of Red Lion Hotels Corporation (the “Company”). The staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) has reviewed the referenced filings of the Company and has provided comments in its letter dated September 30, 2010. The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely yours,
/s/ Anthony F. Dombrowik
Anthony F. Dombrowik
Senior Vice President, Chief Financial Officer Red Lion Hotels Corporation